August 1, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	111, Inc. Annual Report on Form 20-F Response Dated September 27, 2022 File No. 001-38639

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Kyle Wiley and Jennifer Thompson:

This letter sets forth the responses of 111, Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 21, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Annual Report”) (with deletions shown as strike-through and additions underlined). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), to the extent such disclosures are required, subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2023 Annual Report. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

1.       We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response

Submission under paragraph (a) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 16.1 to the 2022 Annual Report (the “Exhibit 16.1”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 16.1, based on an examination of the Company’s register of members and the public filings on Schedule 13D and 13G made by the Company’s shareholders (the “Public Filings”), the Company believes that it had a reasonable basis to conclude that it is not controlled by a foreign government entity. As provided in Exhibit 16.1, as of March 31, 2023, Sunny Bay Global Limited, ClearVue Partners, L.P., Infinity Cosmo Limited and First Pharmacia International beneficially owned approximately 21.4%, 9.5%, 6.9% and 5.2% of the Company’s total outstanding ordinary shares, respectively, and collectively beneficially owned 43.0% of the Company’s total outstanding ordinary shares. No other shareholder owned more than 5% of the Company’s outstanding ordinary shares as of March 31, 2023.

Additionally, based on publicly available information and the Company’s inquiries with its shareholders through questionnaires and the review of the bios:

(i)	Sunny Bay Global Limited, a company incorporated in the British Virgin Islands, is wholly owned by Mr. Junling Liu. Mr. Junling Liu is a natural person not affiliated with any foreign government entities;

(ii)	ClearVue Partners, L.P. is an exempted limited partnership organized and existing under the laws of Cayman Islands. ClearVue Partners GP, L.P., an exempted limited partnership organized and existing under the laws of Cayman Islands, is the general partner of ClearVue Partners, L.P. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P. Mr. Harry Chi owns 60% of the equity interests in ClearVue Partners Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd. Mr. Harry Chi is a natural person not affiliated with any foreign government entities;

(iii)	Infinity Cosmo Limited, a company incorporated in the British Virgin Islands, is controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members. Mr. Gang Yu may be deemed to be the beneficial owner of the Shares held by Infinity Cosmo Limited. Mr. Gang Yu is a natural person not affiliated with any foreign government entities;

(iv)	First Pharmacia International, an exempted company organized and existing under the laws of Cayman Islands, is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. Mr. Zhi Yang, is the sole director and sole shareholder of BVCF Realization Fund GP, Ltd. Mr. Zhi Yang is a natural person not affiliated with any foreign government entities.

In addition, as of the date of the 2022 Annual Report, since each of the Company’s consolidated subsidiaries is owned or controlled, directly or indirectly, by the Company, the Company has relied upon the materials as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities, except that approximately 2.7% of the outstanding shares of 1 Pharmacy Technology (Shanghai) Co., Ltd. were indirectly and ultimately beneficially owned by PRC governmental entities. Please refer to the Company’s responses to the Staff’s Comments No. 2.

Based on the above, the Company believes it is reasonable and sufficient to rely on its register of members, the Public Filings, the publicly available information through desktop search, and inquiries with certain shareholders through questionnaires and review of the Company’s internal records as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 16.1.

Submission under paragrah (b) of Item 16I With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials and information as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the Public Filings and inquiry with certain shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

2.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(4) are provided for you and your “material operating entities.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures, and does not contemplate limiting the disclosure.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3) and (b)(4), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that its consolidated operating entities are organized or incorporated in the mainland China, Hong Kong, the Cayman Islands and the British Virgin Islands.

With respect to (b)(2), as of the date of the 2022 Annual Report, none of the shares of the Company or any of the Company’s consolidated operating entities were owned by governmental entities in the jurisdiction in which the Company or such operating entities are incorporated or otherwise organized, except that approximately 2.7% of the outstanding shares of 1 Pharmacy Technology (Shanghai) Co., Ltd. were indirectly and ultimately beneficially owned by PRC governmental entities.

With respect to (b)(3), no governmental entity in the mainland China has a controlling financial interest in the Company or any of the Company’s consolidated operating entities.

With respect to (b)(4), please refer to the Company’s responses to the Staff’s Comments No. 3.

3.       In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response

The Company respectfully advises the Staff that in preparation of its required disclosures under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information through desktop search and its internal records and further conducted inquiries with, and reviewed the bios of, the members of the board of directors of the Company and its consolidated operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. The Company has taken into consideration the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company, into its determination in connection with its disclosures under paragraph (b)(4) of Item 16I. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure and did not believe such third-party certifications were either available or necessary to its determination. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2022 Annual Report, none of the members of board of directors of the Company or each of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

4.       With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response

The Company respectfully submits that as of the date of the 2022 Annual Report, the then effective memorandum and articles of association of 111, Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter. Please kindly note that this statement is being made without any qualification as indicated in the Staff’s comment.

5.        We note that your disclosure pursuant to Item 16I(b)(5) refers to “our company.” It is unclear from the context of your disclosures pursuant to Item 16I(b) whether terms such as this are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to 111, Inc. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by Item 16I(b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

Response

The Company respectfully submits that those items are meant to encompass 111, Inc. and all of its consolidated foreign operating entities.

(iv) the currently effective Articles of Associates (or, where applicable, equivalent organizing document) of ~~our company~~ the Company and all of its consolidated foreign operating entities do ~~does~~ not contain any charter of the Chinese Communist Party, including the text of any such articles.”

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 111, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Kevin Zhang
Davis Polk & Wardwell LLP